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        August 4, 2023

       Koichi Ishizuka
       Chief Executive Officer
       Next Meats Holdings, Inc.
       3F 1-16-13 Ebisu Minami Shibuya-ku
       Tokyo Japan

                                                        Re: Next Meats
Holdings, Inc.
                                                            Form 8-K
                                                            Filed July 24, 2023
                                                            File No. 000-56167

       Dear Koichi Ishizuka:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




        Sincerely,


        Division of Corporation Finance

        Office of Manufacturing